PEARSON

PEARSON PLC

04 APR -7 AM 7:21

04024166

25 March 2004

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   17 March – ComStock and IS.Teledata expand.................
   22 March – FT Interactive Data offers daily.................
   25 March – ABRS highlights quality readership of FT in Asia
2. Copy of the 2003 Annual Report
3. Copy of the 2003 Annual Review
4. Copy of Pearson plc Form of proxy
5. Copy of Circular to Shareholders

PROCESSED
APR 09 2004
THOMSON FINANCIAL

SUPPL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Company Secretary

dlw 4/8

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Press releases

17 March 2004

ComStock and IS.Teledata expand strategic alliance with new 10 year agreement

ComStock, a division of Interactive Data Corporation (NYSE: IDC) and a leading provider of real-time global market data, and IS.Teledata AG, Europe's largest provider of internet-based financial information systems, have signed a 10 year contract, expanding the long-standing and highly successful strategic alliance that has been in place since 1996.

"The success of our relationship to date has demonstrated the tremendous strength of our combined offerings and we are building on that success with this agreement," said Stephan Wolf, spokesman of the board of IS.Teledata. "The combination of IS.Teledata's leading edge internet technology and applications, with ComStock's high quality global market data, allows us to bring truly innovative solutions to the financial communities on both sides of the Atlantic."

ComStock is the primary provider of real-time, delayed and historical market data to IS.Teledata, feeding the company's computer centres in Cologne and Frankfurt. The global data, which includes all asset classes -- equity, fixed income, foreign exchange, commodities and derivatives -- and covers in excess of 1.8 million instruments, is used to power the financial information systems of the IS.Teledata client base of over 150 banks, brokers, exchanges, portals, investment companies and media houses throughout Europe.

In addition to providing market data, ComStock distributes IS.Teledata products under licence over its global sales network, expanding its range of distribution and application capabilities based on forward-looking internet technologies.

"Our agreement with IS.Teledata AG allows us to leverage our truly complementary capabilities," says Daniel J. Connell, president and CEO of ComStock, "and the net result of the collaboration is that we can provide highly innovative and customised market information solutions to the world's most demanding financial institutions. The initial response to these new solutions in the US and other parts of the world has been very encouraging."

About ComStock

ComStock, a division of Interactive Data Corporation, (http://www.comstock-interactivedata.com) is a leading provider of real-time global financial information to financial institutions, financial information re-distributors and online media portals worldwide. ComStock's suite of services ranges from a real-time datafeed, to fully customised and hosted market data solutions.

Interactive Data Corporation (NYSE: IDC) (http://www.InteractiveDataCorp.com) is a leading global provider of financial and business information to institutional and individual investors. Headquartered in Bedford, Massachusetts, Interactive Data Corporation has approximately 1,800 employees in offices throughout the world.

Interactive Data Corporation is approximately 60 per cent owned by Pearson plc and included within its Financial Times Group. Other Financial Times Group companies include the Financial Times newspaper, FT.com and Financial Times Business. Pearson plc is an international media company with market leading businesses in education, business information and consumer publishing.

About IS.Teledata AG

IS.Teledata AG is Europe's largest provider of internet-based financial market information systems. The company arises from the merger of IS Innovative Software AG and OnVista Technologies GmbH. The corporation supports financial service providers with solutions and market data for professionals and customers. IS.Teledata provides a full range of products and services, from terminals and solutions for financial advisors and asset managers, websites and portals to powerful backend technologies for the distribution of financial market data.

More than 260 employees in seven European countries are dedicated to the development and operations of professional solutions. In close cooperation, IS.Teledata helps its business customers to achieve their strategic goals by leveraging their strengths and implementing their visions. Business customers benefit from an international partner network in which technology partners, content providers and research institutions join hands with IS.Teledata to increase efficiency in today's financial industry.

Further information

Mark Hepsworth, ComStock
Tel: +44 (0) 20 7825 7610 Email: mark.hepsworth@cmstk.com

or Sue Mitchell, ComStock
Tel: +44 (0) 20 7825 8076 Email:
sue.mitchell@ftid.comsue.mitchell@ftid.com

Press releases

22 March 2004

FT Interactive Data offers daily evaluated pricing via Absreports.com

Users of both FT Interactive Data and absreports.com services can now view pool performance reports and cash flows, browse and search deal documentation, and obtain daily bond evaluations for European asset-backed and mortgage-backed securities.

FT Interactive Data, the major operating division of Interactive Data Corporation (NYSE: IDC) and a leading supplier of financial information and analytical software to global markets, has made available its daily bond evaluations for European asset-backed securities (ABS) and mortgage-backed securities (MBS) via absreports.com, which provides detailed contact, transaction and performance data for the European securitisation industry.

By clicking on a link within absreports.com, users can now access FT Interactive Data's desktop portfolio administration tool, FTS, and view online daily evaluations for over 450 hard and soft bullet issues. These include residential mortgage-backed securities (RMBS) ? the largest growth area within European securitisation ? credit card deals, and whole business securitisation deals. The bond evaluations can also be downloaded.

Users of both FTS and absreports.com are now able to view pool performance reports and cash flows, browse and search deal documentation, and obtain daily evaluated prices for European ABS and MBS securities.

FT Interactive Data is a leading independent provider of daily evaluations for fixed income securities. Backed by 25 years of experience in the bond markets, FT Interactive Data provides daily evaluated prices ? known as bond evaluations ? for more than 2.5 million fixed income securities, including European and North American ABS and MBS. FT Interactive Data also offers bond evaluations for the following asset classes: straight and floating corporate; high yield and defaulted debt; convertibles; agencies; CMOs; government; covered bonds ? Pfandbriefe; money markets CP/CDs, and municipals.

Peter Jones, European director of evaluation services for FT Interactive Data, said: "FT Interactive Data's evaluated pricing can help our clients with their valuation obligations and the demands of risk and portfolio management. Our fixed income coverage is steadily increasing as a result of new issues and customer requests. The relationship with absreports.com benefits customers of both our companies by providing an enhanced offering of information on European ABS and MBS securities."

David Colling, product director of absreports.com, added: "In

displaying collateral pool performance and daily evaluated pricing, FT Interactive Data and absreports.com help provide the essential information needed to create a more transparent European ABS market. With an increasing amount of data available, Europe is beginning to benefit from similar levels of information that have long been available in the US."

About FT Interactive Data

FT Interactive Data (www.FTInteractiveData.com) is a leading provider of financial information and analytical software to global markets. FT Interactive Data supplies global securities pricing, dividend, corporate action and descriptive information for over 3.5 million securities, including more than 2.5 million fixed income issues.

Through BondEdge®, FT Interactive Data is a recognised leader and independent source of fixed income portfolio analytics, risk management tools and quantitative research.

FT Interactive Data is the major operating division of Interactive Data Corporation (NYSE: IDC) (www.InteractiveDataCorp.com), a leading global provider of financial and business information to institutional and individual investors. Headquartered in Bedford, Massachusetts, Interactive Data Corporation has approximately 1,800 employees in offices throughout the world.

Interactive Data Corporation is approximately 60 per cent owned by Pearson plc and included within its Financial Times Group. Other Financial Times Group companies include the Financial Times newspaper, FT.com and Financial Times Business. Pearson plc is an international media company with market leading businesses in education, business information and consumer publishing.

For further information please see: www.FTInteractiveData.com

About absreports.com

An online service for the European securitisation market, absreports.com is the first site to provide investors with detailed centralised data on the post-issuance performance of European asset and mortgage-backed securities. The service provides regular reporting on three different levels:

- collateral level data: regularly updated performance information on the underlying receivables
- security level data: information on the securities issued by the SPV principally in relation to cash flows and payment priorities
- transaction data: information on the structure of, and participants in, the transaction including indexed text searchable copies of the original prospectus

The site also contains an extensive library of research materials relating to the European securitisation market.

absreports.com is intended to help create a truly liquid secondary market in European asset-backed and mortgage-backed securities.

For further information please see: www.absreports.com

Further information

Sue Mitchell, FT Interactive Data
Tel: +44 (0) 20 7825 8076 Email: sue.mitchell@ftid.com

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print version

25 March 2004

ABRS highlights quality readership of FT in Asia

41% growth in Hong Kong, 26% growth in South Korea, 8% growth in Singapore

The results of the 2004 Asian Business Readership Survey (ABRS) show that the Financial Times readership has significantly risen in the key Asia markets of Hong Kong, Singapore and South Korea. In addition, the average income of FT readers is significantly higher than those of competitive titles.

The quality of the FT's readership is highlighted in the ABRS 2004 results, as the title's growth has been concentrated in the survey's most international, affluent and upscale business communities. In comparison to the 2001 ABRS figures, the FT's reach has grown by 41% in Hong Kong, by 8% in Singapore and by 26% in South Korea.

Highlights - in relation to ABRS 2001 :

- The FT's reach amongst high-earning individuals (those earning US$200,000+) has increased by 39%, with almost one quarter of FT readers earning this amount, ahead of competitive titles. The average income of FT readers has increased by 15%, and is the highest amongst FT competitors.
- In a shrinking financial and banking market, the FT's reach amongst executives working in finance has increased by 41% (now at 15.2%), and the title now attracts a higher proportion in this sector than its main competitors.
- Half of the FT's readers are C-suite executives, with responsibility for business purchasing decisions at a higher level than competitive titles. The FT's coverage within this group has increased 29%.
- The FT's coverage amongst IT decision-makers is up by 8%, its reach amongst financial services decision-makers has increased by 9%, with a 12% coverage increase amongst frequent international business travellers.

Commenting on the survey results, Su-Mei Thompson, Managing Director for the FT in Asia, said: "We have increased our reach in the key markets of Hong Kong, Singapore and South Korea. It is no coincidence that the FT's reach is greatest in business communities which attract more internationally-minded, higher-earning executives with greater purchasing power.

The FT's recently launched Asia edition meets a clear need amongst Asia's élite for accurate and independent global business information. It has always been our intention to secure sustainable, long-term circulation growth amongst a high level quality audience in Asia, which is a gradual process. It is the quality of circulation which makes the FT an attractive prospect for advertisers."

Notes

ABRS is conducted by Ipsos-RSL and covers around 234,000 senior level business people across eight Asian markets (Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Thailand and Taiwan). It is the leading Asian business survey, supported by twelve media owners and three agencies, and is the equivalent to EBRS in Europe and JBRS in Japan.

The Financial Times in Asia

Last year, the Financial Times significantly expanded its presence across Asia.

In June 2003, the FT began printing and distributing How To Spend It, its award-winning monthly luxury goods magazine, across the region. In addition, last year saw the FT launch www.zhongwen.ft.com, its first local language website. The simplified Chinese language site, designed for China's fast-rising business community, meets a strong and growing demand for world class business intelligence. The site draws on exclusive material from the FT's global network of specialist reporters and award-winning commentators, and has already attracted over 35,000 registered users. The site provides an effective media vehicle for international advertisers who are keen to build their presence amongst China's business élite.

In September 2003, the FT expanded its network of journalists within the region and launched its dedicated Asia edition, both in print and online. The FT established a news editing operation in Hong Kong prior to the launch of the Asia edition, which now forms part of the company's global editorial network, alongside New York and London.

Further information

Please contact Katy Hemmings +44 (0) 20 7873 3811